Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE
WITH IFRS.

June 30, 2009
(in € m.)
Debt (1), (2):
Long-term debt	134,811
Trust preferred securities	9,841
Long-term debt at fair value through profit or loss	15,392

Total debt	160,044

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	15,269
Retained earnings	21,751
Common shares in treasury, at cost	(261)
Equity classified as obligation to purchase common shares	(8)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	(593)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(125)
Foreign currency translation, net of tax	(3,295)

Total shareholders’ equity	34,327

Minority interest	1,113

Total equity	35,440

Total capitalization	195,484

[1]	No third party has guaranteed any of our debt.

[2]	€ 3,728 million (2%) of our debt was secured as of June 30, 2009.